# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KKR FS Income Trust, CIK 0001930679
CUSIP: 48255N100
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 3025 JFK BOULEVARD, OFC 500, PHILADELPHIA, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-229117
Filed by CIK 0001598176

## Reporting persons
- Bayshore Capital Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 483,255.81; sole dispositive power 0; shared dispositive power 483,255.81; aggregate amount beneficially owned 483,255.81 (0.92% of the class)
  Comment: Such percentage in Row 11 is based on an aggregate of 52,706,571.661 Class I shares (the "Class I Shares") of KKR FS Income Trust's (the "Issuer") common shares of beneficial interest (the "Shares") outstanding, which is calculated by deducting (i) 2,591,874 Class I Shares accepted for repurchase, as reported in the amendment to the tender offer statement by the Issuer filed with the SEC on April 1, 2026, from (ii) 55,298,445.661 Class I Shares issued and outstanding as of February 2, 2026, as reported in the Issuer's Form 8-K filed with the SEC on February 3, 2026. As of April 23, 2026, the percentage in row 11 is less than 5% as a result of dilution from company share issuance and from participation in the company's tender offer.
- Tready A. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 483,255.81; sole dispositive power 0; shared dispositive power 483,255.81; aggregate amount beneficially owned 483,255.81 (0.92% of the class)
  Comment: Tready Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC ("Bayshore Capital") and exercises sole voting and dispositive control over the securities held directly and indirectly by Bayshore Capital and may be deemed to beneficially own all of the reported Class I Shares of the Issuer's Shares. Ms. Smith expressly disclaims beneficial ownership of all Shares beneficially owned by Bayshore Capital except to the extent of her pecuniary interest therein. Such percentage in Row 11 is based on an aggregate of 52,706,571.661 Class I shares (the "Class I Shares") of KKR FS Income Trust's (the "Issuer") common shares of beneficial interest (the "Shares") outstanding, which is calculated by deducting (i) 2,591,874 Class I Shares accepted for repurchase, as reported in the amendment to the tender offer statement by the Issuer filed with the SEC on April 1, 2026, from (ii) 55,298,445.661 Class I Shares issued and outstanding as of February 2, 2026, as reported in the Issuer's Form 8-K filed with the SEC on February 3, 2026. As of April 23, 2026, the percentage in row 11 is less than 5% as a result of dilution from company share issuance and from participation in the company's tender offer.

## Item 1. Issuer
Name of issuer: KKR FS Income Trust
Address of issuer's principal executive offices: 3025 JFK BOULEVARD, OFC 500, PHILADELPHIA, PENNSYLVANIA 19104

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

(i) Bayshore Capital Advisors, LLC, a Florida limited liability company; and
(ii) Tready A. Smith, a U.S. Citizen.

The above parties are collectively referred to as the "Reporting Persons". Tready A. Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC. Tready A. Smith expressly disclaims beneficial ownership of all Class I Shares of the Issuer's Shares beneficially owned by Bayshore Capital Advisors, LLC except to the extent of her pecuniary interest therein.
Address of principal business office or, if none, residence:
1700 S. MACDILL AVENUE
SUITE 340
TAMPA, Florida
33629
Citizenship:
Bayshore Capital Advisors, LLC - FLORIDA

Tready A. Smith - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 483,255.8
Percent of class: 0.92
Sole power to vote or to direct the vote:
Bayshore Capital Advisors, LLC - 0

Tready A. Smith - 0
Shared power to vote or to direct the vote:
Bayshore Capital Advisors, LLC - 483,255.8

Tready A. Smith - 483,255.8
Sole power to dispose or to direct the disposition:
Bayshore Capital Advisors, LLC - 0

Tready A. Smith - 0
Shared power to dispose or to direct the disposition:
Bayshore Capital Advisors, LLC - 483,255.8

Tready A. Smith - 483,255.8

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Acquisition Statement Pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on September 6, 2023).

## Signatures
- Bayshore Capital Advisors, LLC: /s/ Tready A. Smith, Tready A. Smith, As Chief Executive Officer (04/28/2026)
- Tready A. Smith: /s/ Tready A. Smith, Tready A. Smith (04/28/2026)